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                                                                  Exhibit 99.101

News release via Canada NewsWire, Toronto 416-863-9350

        Attention Business/Medical Editors:
        TRANSITION THERAPEUTICS COMMENCES ENROLMENT OF ITS LEAD
        REGENERATIVE THERAPY, E1-I.N.T.(TM), IN TYPE II DIABETES PATIENTS

TORONTO, SEPT. 12 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition")
(TSX: TTH), announced today that patient enrolment has commenced for its lead regenerative therapy E1-I.N.T.(TM) in an exploratory Phase IIa clinical trial in type II diabetes patients. E1-I.N.T.(TM) is a short course combination therapy aimed at stimulating the regeneration of the body's insulin-producing cells, called islet cells.

"Expansion into type II diabetes significantly broadens the number of patients that can benefit from an islet cell regeneration therapy," said Dr. Tony Cruz, Chairman and CEO of Transition, "For these patients, an islet cell regeneration therapy could eliminate the need for daily insulin injections and the many potentially serious complications that are associated with long-term insulin usage."

In this placebo controlled study, a total of 30 type II diabetes patients will be enrolled. Twenty patients will receive daily treatments of E1-I.N.T.(TM) and ten patients will receive placebo for 28 days. The patients will be followed for six months post-treatment and monitored for islet cell function parameters. The principal investigator of the study is Dr. Sherwyn Schwartz, a noted diabetes researcher and Director of the Diabetes and Glandular Disease Clinic in San Antonio, Texas. Interim data from this trial is expected in the fourth quarter of 2005.

The I.N.T.(TM) technology platform, covered by a broad patent portfolio, is based on the discovery that a short course of injections of naturally occurring peptides can regenerate insulin-producing cells in the body. Two lead I.N.T.(TM) products are currently under development: 1) E1-I.N.T.(TM), a combination of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1"), has completed two Phase I clinical trials, commenced enrolment for exploratory Phase IIa clinical trials to evaluate efficacy, safety and tolerability of E1-I.N.T.(TM) in type I and type II diabetes patients; and 2) GLP1- I.N.T.(TM), a combination of one of the leading diabetes drug candidates, Glucagon-Like-Peptide-1 ("GLP-1"), with G1, which is currently in pre-clinical development.

In August 2004, Transition licensed these products to Novo Nordisk A/S for upfront and milestone payments worth up to U.S. $48 million plus commercial milestones and royalties.

ABOUT TRANSITION

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Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in patients with type I and type II diabetes, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 09:21e 12-SEP-05